MASTEC, INC.

800 S. Douglas Road,

12th Floor

Coral Gables, FL 33134

December 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4631

Washington, D.C. 20549-0404

Attn: Jessica Kane

Re:	MasTec, Inc. (the “Company”)
Registration Statement on Form S-4, initially filed November 24, 2010 as amended (the
“Registration Statement”)
File No. 333-170834

Dear Ms. Kane,

Reference is made to the acceleration request letter (the “Initial Request”) filed on December 21, 2010 with the Securities and Exchange Commission (the “Commission”) by the Company with respect to the acceleration of the effective date of the Registration Statement. The Company hereby wishes to withdraw the Initial Request. The Company expects to file a new acceleration request in the future with a future requested effective date for the Registration Statement.

Respectfully yours, MASTEC, INC.

By:	/s/ Alberto de Cardenas
Alberto de Cardenas Executive Vice President & General Counsel